Backblaze, Inc.
201 Baldwin Ave.
San Mateo, California 94401

May 8, 2024

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kyle Wiley
     Jan Woo

Re:    Acceleration Request for Backblaze, Inc.
    Registration Statement on Form S-3, filed May 1, 2024
(File No. 333-279033)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Backblaze, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement, to 9:00 a.m., Eastern Time, on Monday, May 13, 2024, or as soon thereafter as practicable.
The Registrant hereby authorizes Jeffrey R. Vetter of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.
Once the Registration Statement has been declared effective, please orally confirm that event by calling Mr. Vetter at (650) 321-2400.

Very truly yours,

/s/ Tom MacMitchell
Tom MacMitchell
General Counsel

Cc: Jeffrey R. Vetter, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP